Exhibit 16.1
July 8, 2022
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Qumu Corporation and, under the date of April 15, 2022, we reported on the consolidated financial statements of Qumu Corporation as of and for the year ended December 31, 2021. On July 6, 2022, we were dismissed. We have read Qumu Corporation’s statements included under Item 4.01 of its Form 8-K dated July 8, 2022, and we agree with such statements, except that we are not in a position to agree or disagree with Qumu Corporation’s statements in the first paragraph that the audit committee of the board of directors conducted a review process and approved our dismissal, and any of the statements in Item 4.01(b) relating to Marcum LLP not having been engaged during the period indicated.

Very truly yours,
/s/ KPMG LLP